FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                      For the Month of February, 2006


                           GRANITE MASTER ISSUER PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                       GRANITE FINANCE FUNDING 2 LIMITED
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MASTER ISSUER PLC
-------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc
Granite Mortgages 02-2 Plc, Granite Mortgages 03-1
Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc
Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc,
Granite Mortgages 04-3 Plc, Granite Finance Trustee Limited
Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 February 2006 - 28 February 2006

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


Mortgage Loans

---------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                       344,934

Current Balance - Trust Mortgage Assets                        (GBP)34,897,742,045.70

Current Balance - Trust Cash and other Assets                   (GBP)1,433,445,446.10

Last Months Closing Trust Assets                                  (GBP)37,679,639,458

Funding share                                                     (GBP)15,987,146,723

Funding 2 share                                                   (GBP)16,509,500,808

Funding and Funding 2 share                                       (GBP)32,496,647,531

Funding and Funding 2 Share Percentage                                   89.45%

Seller Share*                                                      (GBP)3,834,539,961

Seller Share Percentage                                                  10.55%

Minimum Seller Share (Amount)*                                     (GBP)2,372,202,944

Minimum Seller Share (% of Total)                                         6.53%

Excess Spread last quarter annualised (% of Total)                        0.35%
---------------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans

--------------------------------------------------------------------------------------------------------
                       Number         Principal (GBP)        Arrears (GBP)         By Principal (%)

> = 1 < 3 Months        6,345             657,800,555            5,812,385                  1.88%

> = 3 < 6 Months        1,172             118,791,490            2,685,915                  0.34%

> = 6 < 9 Months         281              28,922,196             1,172,709                  0.08%

> = 9 < 12 Months        22                1,897,359              106,520                   0.01%

> = 12 Months             2                 104,937                6,996                    0.00%

Total                   7,822             807,516,537            9,784,525                  2.31%
--------------------------------------------------------------------------------------------------------


Properties in Possession

------------------------------------------------------------------------------
                           Number      Principal (GBP)       Arrears (GBP)

Total (since inception)     1091          86,123,367             4,459,573
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Properties in Possession                                            364

Number Brought Forward                                              253

Repossessed (Current Month)                                         111

Sold (since inception)                                              727

Sold (current month)                                                75

Sale Price / Last Loan Valuation                                   1.04

Average Time from Possession to Sale (days)                         130

Average Arrears at Sale                                      (GBP)3,614

Average Principal Loss (Since inception)*                    (GBP)1,831

Average Principal Loss (current month)**                     (GBP)3,164

MIG Claims Submitted                                                13

MIG Claims Outstanding                                               4

Average Time from Claim to Payment                                  104
------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

------------------------------------------------------------------------------
                                            Number        Principal (GBP)

Substituted this period                        0               (GBP)0

Substituted to date (since 26 March 2001)   787,129      (GBP)74,971,283,516
------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------
                                                               % of CPR

Current Month % of CPR - Removals*                              56.70%

Previous Month % of CPR - Removals*                             55.80%

Current Month % of CPR - Non-Removals**                         43.30%

Previous Month % of CPR - Non-Removals**                        44.20%
------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

------------------------------------------------------------------------------
                                            Monthly           Annualised

Current Month CPR Rate - Total               3.87%              37.72%

Previous Month CPR Rate - Total              3.64%              35.90%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                    24.82

Weighted Average Remaining Term (by value) Years                21.17

Average Loan Size                                         (GBP)101,172

Weighted Average LTV (by value)                                 76.09%

Weighted Average Indexed LTV (by value)                         69.33%

Non Verified (by value)                                         43.54%
------------------------------------------------------------------------------

Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                         56.54%

Together (by balance)                                           23.64%

Capped (by balance)                                              0.39%

Variable (by balance)                                           14.58%

Tracker (by balance)                                             4.85%

Total                                                          100.00%
------------------------------------------------------------------------------


Geographic Analysis

--------------------------------------------------------------------------------------------------------
                       Number              % of Total          Value (GBP)              % of Total

East Anglia             7,211                2.09%              742,899,881                 2.13%

East Midlands          24,431                7.08%             2,250,622,724                6.45%

Greater London         41,592               12.06%             6,677,601,813                19.13%

North                  33,217                9.63%             2,240,779,250                6.42%

North West             44,998               13.05%             3,743,670,701                10.73%

Scotland               46,911               13.60%             3,406,999,471                9.76%

South East             52,731               15.29%             7,133,850,062                20.44%

South West             23,090                6.69%             2,628,775,601                7.53%

Wales                  13,798                4.00%             1,157,880,063                3.32%

West Midlands          22,763                6.60%             2,181,439,380                6.25%

Yorkshire              34,192                9.91%             2,733,223,101                7.83%

Total                  344,934               100%              34,897,742,046                100%
--------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

--------------------------------------------------------------------------------------------------------
                                            Number             Value (GBP)              % of Total

0% < 25%                                    13,800              514,710,708                 1.47%

> = 25% < 50%                               42,314             3,235,203,780                9.27%

> = 50% < 55%                               13,181             1,252,882,326                3.59%

> = 55% < 60%                               14,368             1,461,234,277                4.19%

> = 60% < 65%                               16,316             1,757,596,306                5.04%

> = 65% < 70%                               20,201             2,165,358,505                6.20%

> = 70% < 75%                               23,851             2,738,333,948                7.85%

> = 75% < 80%                               24,810             3,013,682,832                8.64%

> = 80% < 85%                               42,054             4,971,836,182                14.25%

> = 85% < 90%                               37,770             4,337,206,082                12.43%

> = 90% < 95%                               61,666             5,990,505,822                17.17%

> = 95% < 100%                              33,651             3,379,480,645                9.68%

> = 100%                                      952               79,710,633                  0.23%

Total                                      344,934            34,897,742,046               100.0%
--------------------------------------------------------------------------------------------------------

Repayment Method

--------------------------------------------------------------------------------------------------------
                                            Number             Value (GBP)              % of Total

Endowment                                   17,751             1,374,979,541                3.94%

Interest Only                               73,462            10,909,345,468               31.26%

Pension Policy                                407               38,537,509                  0.11%

Personal Equity Plan                          755               55,867,544                  0.16%

Repayment                                   252,559           22,519,011,983               64.53%

Total                                       344,934           34,897,742,046              100.00%
--------------------------------------------------------------------------------------------------------

Employment Status

--------------------------------------------------------------------------------------------------------
                                            Number              Value (GBP)              % of Total

Full Time                                   298,381            28,541,301,102               81.79%

Part Time                                    4,500              318,936,244                 0.91%

Retired                                       828               38,104,484                  0.11%

Self Employed                               38,280             5,851,850,835                16.77%

Other                                        2,945              147,549,381                 0.42%

Total                                       344,934            34,897,742,046              100.00%
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                 6.59%

Effective Date of Change                                      1 September 2005
--------------------------------------------------------------------------------------------------------



Notes     Granite Mortgages 01-1 plc

-----------------------------------------------------------------------------------------------------------
                      Outstanding                 Rating                 Reference Rate           Margin
                                             Moodys/S&P/Fitch

Series 1

A1                        $0                   Aaa/AAA/AAA                    N/A                  0.12%

A2                  $300,000,000.00            Aaa/AAA/AAA                   4.81%                 0.21%

B                    $40,500,000.00             Aa3/AA/AA                    5.00%                 0.40%

C                    $54,000,000.00            Baa2/BBB/BBB                  6.00%                 1.40%

Series 2

A                  (GBP)350,000,000          Aaa/AAA/AAA                     4.83%                 0.24%

B                  (GBP)10,000,000            Aa3/AA/AA                      4.99%                 0.40%

C                  (GBP)15,000,000           Baa2/BBB/BBB                    5.99%                 1.40%
-----------------------------------------------------------------------------------------------------------



Credit Enhancement

---------------------------------------------------------------------------------------------------------------------
                                                                                           % of Notes Outstanding

Class B Notes ((GBP) Equivalent)                                    (GBP)37,819,755            5.85%

Class C Notes ((GBP) Equivalent)                                    (GBP)52,093,007            8.06%
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                                                             % of Funding Share

Class B Notes ((GBP) Equivalent)                                    (GBP)37,819,755            0.24%

Class C Notes ((GBP) Equivalent)                                    (GBP)52,093,007            0.33%
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Granite Mortgages 01-1 Reserve Fund Requirement                     (GBP)20,000,000            0.13%

Balance Brought Forward                                             (GBP)20,000,000            0.13%

Drawings this Period                                                      (GBP)0               0.00%

Excess Spread this Period                                             (GBP)670,418             0.00%

Funding Reserve Fund Top-up this Period*                             -(GBP)670,418             0.00%

Current Balance                                                     (GBP)20,000,000            0.13%
---------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

---------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                             (GBP)131,017,219           0.82%

Funding Reserve %                                                           1.0%                  NA
---------------------------------------------------------------------------------------------------------------------



Notes     Granite Mortgages 01-2 plc

------------------------------------------------------------------------------------------------------------
                          Outstanding               Rating             Reference Rate           Margin
                                               Moodys/S&P/Fitch

Series 1

A                        $150,000,000             Aaa/AAA/AAA              4.83%                 0.23%

B                        $36,500,000               Aa3/AA/AA               5.00%                 0.40%

C                        $49,000,000              Baa2/BBB/BBB             5.98%                 1.38%


Series 2

A                    (GBP)500,000,000           Aaa/AAA/AAA                4.84%                 0.25%

B                    (GBP)15,000,000             Aa3/AA/AA                 5.01%                 0.42%

C                    (GBP)20,000,000            Baa2/BBB/BBB               5.99%                 1.40%

D                    (GBP)1,000,000             Ba2/BB+/BB+                9.19%                 4.60%
------------------------------------------------------------------------------------------------------------



Credit Enhancement

------------------------------------------------------------------------------------------------------------------
                                                                                        % of Notes Outstanding

Class B Notes ((GBP) Equivalent)                                   (GBP)40,172,414           5.76%

Class C Notes ((GBP) Equivalent)                                   (GBP)53,793,103           7.71%

Class D Notes                                                         (GBP)250,000           0.04%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                                          % of Funding Share

Class B Notes ((GBP) Equivalent)                                   (GBP)40,172,414           0.25%

Class C Notes ((GBP) Equivalent)                                   (GBP)53,793,103           0.34%

Class D Notes                                                        (GBP)250,000            0.00%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Granite Mortgages 01-2 Reserve Fund Requirement                    (GBP)20,000,000           0.13%

Balance Brought Forward                                            (GBP)20,000,000           0.13%

Drawings this Period                                                      (GBP)0             0.00%

Excess Spread this Period                                            -(GBP)328,847           0.00%

Funding Reserve Fund Top-up this Period*                              (GBP)328,847           0.00%

Current Balance                                                     (GBP)20,000,000          0.13%
------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                             (GBP)131,017,219         0.82%

Funding Reserve %                                                           1.0%                NA
------------------------------------------------------------------------------------------------------------------



Notes     Granite Mortgages 02-1 plc

------------------------------------------------------------------------------------------------------------------
                           Outstanding                Rating         Reference Rate              Margin
                                                 Moodys/S&P/Fitch

Series 1

A1                             $0                   Aaa/AAA/AAA           N/A                     0.10%

A2                        $417,300,000              Aaa/AAA/AAA          4.76%                    0.16%

B                          $69,700,000               Aa3/AA/AA           4.93%                    0.33%

C                          $96,500,000              Baa2/BBB/BBB         5.90%                    1.30%

Series 2

A                       (GBP)460,000,000          Aaa/AAA/AAA            4.79%                    0.20%

B                       (GBP)16,200,000            Aa3/AA/AA             4.94%                    0.35%

C                       (GBP)22,500,000           Baa2/BBB/BBB           5.89%                    1.30%

D                        (GBP)3,000,000            Ba2/BB+/BB+           9.09%                    4.50%

Series 3

A                        (EUR)600,000,000           Aaa/AAA/AAA          5.15%                Fixed to 04/07

B                        (EUR)21,100,000             Aa3/AA/AA           2.86%                    0.35%

C                        (EUR)29,300,000            Baa2/BBB/BBB         3.81%                    1.30%
------------------------------------------------------------------------------------------------------------------



Credit Enhancement

------------------------------------------------------------------------------------------------------------------
                                                                                          % of Notes Outstanding

Class B Notes ((GBP) Equivalent)                                 (GBP)78,633,262              5.96%

Class C Notes ((GBP) Equivalent)                                 (GBP)108,993,167             8.27%

Class D Notes                                                      (GBP)3,000,000             0.23%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                                            % of Funding Share

Class B Notes ((GBP) Equivalent)                                  (GBP)78,633,262             0.49%

Class C Notes ((GBP) Equivalent)                                 (GBP)108,993,167             0.68%

Class D Notes                                                     (GBP)3,000,000              0.02%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Granite Mortgages 02-1 Reserve Fund Requirement                  (GBP)34,372,240              0.21%

Balance Brought Forward                                          (GBP)34,372,240              0.21%

Drawings this Period                                                 (GBP)0                   0.00%

Excess Spread this Perod                                           (GBP)338,078               0.00%

Funding Reserve Fund Top-up this Period*                          -(GBP)338,078               0.00%

Current Balance                                                  (GBP)34,372,240              0.21%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                          (GBP)131,017,219             0.82%

Funding Reserve %                                                        1.0%                    NA
------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.



Notes     Granite Mortgages 02-2 plc

-----------------------------------------------------------------------------------------------------------
                         Outstanding               Rating         Reference Rate              Margin
                                              Moodys/S&P/Fitch

Series 1

A1                          $0                   Aaa/AAA/AAA           N/A                     0.11%

A2                     $565,000,000              Aaa/AAA/AAA          4.78%                    0.18%

B                       $60,000,000               Aa3/AA/AA           4.97%                    0.37%

C                       $88,000,000             Baa2/BBB/BBB          5.85%                    1.25%

Series 2

A                    (EUR) 540,000,000          Aaa/AAA/AAA          2.70%                    0.19%

B                    (EUR) 41,000,000            Aa3/AA/AA           2.88%                    0.37%

C                    (EUR) 53,000,000          Baa2/BBB/BBB          3.76%                    1.25%

Series 3

A                    (GBP)665,000,000          Aaa/AAA/AAA           4.78%                    0.19%

B                    (GBP)25,000,000            Aa3/AA/AA            4.96%                    0.37%

C                    (GBP)33,000,000           Baa2/BBB/BBB          5.84%                    1.25%
-----------------------------------------------------------------------------------------------------------



Credit Enhancement

------------------------------------------------------------------------------------------------------------------
                                                                                        % of Notes Outstanding

Class B Notes ((GBP) Equivalent)                               (GBP)90,075,869              5.67%

Class C Notes ((GBP) Equivalent)                               (GBP)123,900,819             7.79%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                                          % of Funding Share

Class B Notes ((GBP) Equivalent)                              (GBP)90,075,869               0.56%

Class C Notes ((GBP) Equivalent)                              (GBP)123,900,819              0.78%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Granite Mortgages 02-2 Reserve Fund Requirement               (GBP)39,000,000               0.24%

Balance Brought Forward                                       (GBP)39,000,000               0.24%

Drawings this Period                                              (GBP)0                    0.00%

Excess Spread this Period                                     (GBP)1,773,183                0.01%

Funding Reserve Fund Top-up this Period*                      -(GBP)1,773,183              -0.01%

Current Balance                                               (GBP)39,000,000               0.24%
------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                      (GBP)131,017,219               0.82%

Funding Reserve %                                                   1.0%                       NA
------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.



Notes     Granite Mortgages 03-1 plc

------------------------------------------------------------------------------------------------------------------
                             Outstanding                Rating          Reference Rate           Margin
                                                   Moodys/S&P/Fitch

Series 1

A1                               $0                  P-1/A-1+/F1+             N/A                -0.01%

A2                          $540,648,669             Aaa/AAA/AAA             4.79%                0.19%

A3**                        $132,403,756             Aaa/AAA/AAA              N/A                 0.40%

B                           $42,000,000               Aa3/AA/AA              5.03%                0.43%

C                           $56,000,000              Baa2/BBB/BBB            6.05%                1.45%

Series 2

A                        (EUR)900,000,000           Aaa/AAA/AAA             2.75%                0.24%

B                        (EUR)62,000,000             Aa3/AA/AA              2.94%                0.43%

C                        (EUR)94,500,000            Baa2/BBB/BBB            3.96%                1.45%

Series 3

A                       (GBP)665,000,000           Aaa/AAA/AAA              4.83%                0.24%

B                        (GBP)31,000,000            Aa3/AA/AA               5.02%                0.43%

C                        (GBP)41,000,000           Baa2/BBB/BBB             6.04%                1.45%
------------------------------------------------------------------------------------------------------------------
** Reference rate is determined based on the avergae daily US Federal Funds rate and is calculated in arrears.



Credit Enhancement

------------------------------------------------------------------------------------------------------------------
                                                                                          % of Notes Outstanding

Class B Notes ((GBP) Equivalent)                                   (GBP)97,837,647            5.12%

Class C Notes ((GBP) Equivalent)                                   (GBP)137,914,263           7.22%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                                            % of Funding Share

Class B Notes ((GBP) Equivalent)                                   (GBP)97,837,647            0.61%

Class C Notes ((GBP) Equivalent)                                   (GBP)137,914,263           0.86%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement                    (GBP)45,000,000            0.28%

Balance Brought Forward                                            (GBP)45,000,000            0.28%

Drawings this Period                                                   (GBP)0                 0.00%

Excess Spread this Period                                          (GBP)2,089,367             0.01%

Funding Reserve Fund Top-up this Period*                          -(GBP)2,089,367            -0.01%

Current Balance                                                    (GBP)45,000,000            0.28%
------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                           (GBP)131,017,219            0.82%

Funding Reserve %                                                         1.0%                   NA
------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.



Notes     Granite Mortgages 03-2 plc

---------------------------------------------------------------------------------------------------------------
                            Outstanding               Rating              Reference Rate           Margin
                                                  Moodys/S&P/Fitch

Series 1

A1                              $0                  Aaa/AAA/AAA               4.68%                0.08%

A2                         $559,712,969             Aaa/AAA/AAA               4.76%                0.16%

A3                         $500,000,000             Aaa/AAA/AAA               4.85%                0.25%

B                           $76,500,000              Aa3/AA/AA                5.09%                0.49%

C                           $10,500,000            Baa2/BBB/BBB               6.15%                1.55%

Series 2

A                        (EUR)300,000,000         Aaa/AAA/AAA                 2.76%                0.25%

B                        (EUR)72,900,000           Aa3/AA/AA                  3.00%                0.49%

M                        (EUR)52,300,000             A2/A/A                   3.26%                0.75%

C1                       (EUR)16,000,000         Baa2/BBB/BBB                 5.20%           Fixed until 07/10

C2                       (EUR)65,500,000         Baa2/BBB/BBB                 4.06%                1.55%

Series 3

A                       (GBP)352,280,000         Aaa/AAA/AAA                 4.625%          Fixed until 07/10

C                        (GBP)15,000,000        Baa2/BBB/BBB                 6.14%                1.55%
---------------------------------------------------------------------------------------------------------------



Credit Enhancement

--------------------------------------------------------------------------------------------------------------------
                                                                                          % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                             (GBP)137,050,418            9.50%

Class C Notes ((GBP) Equivalent)                                    (GBP)79,770,314            5.53%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                             % of Funding Share

Class B and M Notes ((GBP) Equivalent)                             (GBP)137,050,418            0.86%

Class C Notes ((GBP) Equivalent)                                    (GBP)79,770,314            0.50%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-2 Reserve Fund Requirement                     (GBP)35,000,000            0.22%

Balance Brought Forward                                             (GBP)35,000,000            0.22%

Drawings this Period                                                    (GBP)0                 0.00%

Excess Spread this Period                                           (GBP)1,337,423             0.01%

Funding Reserve Fund Top-up this Period*                            -(GBP)1,337,423           -0.01%

Current Balance                                                     (GBP)35,000,000            0.22%
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                            (GBP)131,017,219            0.82%

Funding Reserve %                                                          1.0%                   NA
--------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.



Notes     Granite Mortgages 03-3 plc

------------------------------------------------------------------------------------------------------------
                          Outstanding                 Rating              Reference Rate      Margin
                                                 Moodys/S&P/Fitch

Series 1

A1                            $0                   Aaa/AAA/AAA                4.68%                0.08%

A2                       $48,169,426               Aaa/AAA/AAA                4.72%                0.12%

A3                      $500,000,000               Aaa/AAA/AAA                4.80%                0.20%

B                        $72,000,000               Aa3/AA/AA                  5.05%                0.45%

M                        $27,000,000                 A2/A/A                   5.30%                0.70%

C                        $50,000,000              Baa2/BBB/BBB                6.05%                1.45%

Series 2

A                     (EUR)640,000,000            Aaa/AAA/AAA                 2.70%                0.19%

B                      (EUR)23,000,000             Aa3/AA/AA                  2.96%                0.45%

M                      (EUR)7,500,000               A2/A/A                    3.21%                0.70%

C                      (EUR)55,000,000            Baa2/BBB/BBB                3.96%                1.45%

Series 3

A                     (GBP)340,000,000           Aaa/AAA/AAA                  4.78%                0.19%

B                      (GBP)28,500,000            Aa3/AA/AA                   5.04%                0.45%

M                      (GBP)11,500,000             A2/A/A                     5.29%                0.70%

C                       (GBP)7,500,000           Baa2/BBB/BBB                 6.04%                1.45%
------------------------------------------------------------------------------------------------------------



Credit Enhancement

-------------------------------------------------------------------------------------------------------------------
                                                                                        % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                       (GBP)122,676,688                9.25%

Class C Notes ((GBP) Equivalent)                              (GBP)76,908,644                5.80%
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                                                          % of Funding Share

Class B and M Notes ((GBP) Equivalent)                       (GBP)122,676,688                0.77%

Class C Notes ((GBP) Equivalent)                              (GBP)76,908,644                0.48%
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-3 Reserve Fund Requirement               (GBP)33,400,000                0.21%

Balance Brought Forward                                       (GBP)33,400,000                0.21%

Drawings this Period                                              (GBP)0                     0.00%

Excess Spread this Period                                     (GBP)1,374,621                 0.01%

Funding Reserve Fund Top-up this Period*                      -(GBP)1,374,621               -0.01%

Current Balance                                               (GBP)33,400,000                0.21%
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                      (GBP)131,017,219                0.82%

Funding Reserve %                                                   1.0%                        NA
-------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.



Notes     Granite Mortgages 04-1 plc

--------------------------------------------------------------------------------------------------------
                         Outstanding                Rating            Reference Rate        Margin
                                               Moodys/S&P/Fitch

Series 1

A1                           $0                  P-1/A-1+/F1+              N/A              -0.04%

A2                      $230,000,000             Aaa/AAA/AAA              4.57%              0.07%

B                       $52,000,000               Aa3/AA/AA               4.71%              0.21%

M                       $72,000,000                 A2/A/A                4.91%              0.41%

C                       $108,000,000             Baa2/BBB/BBB             5.40%              0.90%

Series 2

A1                      $1,185,000,000           Aaa/AAA/AAA              4.66%              0.16%

A2                    (EUR)900,000,000          Aaa/AAA/AAA               2.64%              0.16%

B                     (EUR)91,000,000           Aa3/AA/AA                 2.82%              0.34%

M                     (EUR)45,000,000             A2/A/A                  3.05%              0.57%

C                     (EUR)60,000,000          Baa2/BBB/BBB               3.55%              1.07%

Series 3

A                    (GBP)600,000,000          Aaa/AAA/AAA                4.81%              0.16%

B                    (GBP)23,000,000            Aa3/AA/AA                 4.99%              0.34%

M                    (GBP)10,000,000              A2/A/A                  5.22%              0.57%

C                    (GBP)20,000,000           Baa2/BBB/BBB               5.72%              1.07%
--------------------------------------------------------------------------------------------------------



Credit Enhancement

----------------------------------------------------------------------------------------------------------------
                                                                                     % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                        (GBP)194,305,490           8.42%

Class C Notes ((GBP) Equivalent)                              (GBP)120,180,421           5.21%
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                                       % of Funding Share

Class B and M Notes ((GBP) Equivalent)                        (GBP)194,305,490           1.22%

Class C Notes ((GBP) Equivalent)                              (GBP)120,180,421           0.75%
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Granite Mortgages 04-1 Reserve Fund Requirement               (GBP)60,000,000            0.38%

Balance Brought Forward                                       (GBP)60,000,000            0.38%

Drawings this Period                                              (GBP)0                 0.00%

Excess Spread this Period                                     (GBP)3,386,499             0.02%

Funding Reserve Fund Top-up this Period*                      -(GBP)3,386,499           -0.02%

Current Balance                                               (GBP)60,000,000            0.38%
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                      (GBP)131,017,219            0.82%

Funding Reserve %                                                   1.0%                    NA
----------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.



Notes     Granite Mortgages 04-2 plc

----------------------------------------------------------------------------------------------------------
                         Outstanding                 Rating             Reference Rate        Margin
                                                Moodys/S&P/Fitch

Series 1

A1                           $0                   Aaa/AAA/AAA               4.54%              0.04%

A2                      $611,801,160              Aaa/AAA/AAA               4.57%              0.07%

B                        $18,624,084               Aa3/AA/AA                4.67%              0.17%

M                        $15,364,869                 A2/A/A                 4.78%              0.28%

C                        $33,988,953              Baa2/BBB/BBB              5.20%              0.70%

Series 2

A1                   (EUR)1,340,000,000           Aaa/AAA/AAA               2.62%              0.14%

A2                   (GBP)244,000,000            Aaa/AAA/AAA                4.79%              0.14%

B                     (EUR)92,000,000              Aa3/AA/AA                2.75%              0.27%

M                     (EUR)53,500,000                A2/A/A                 2.88%              0.40%

C                     (EUR)89,000,000             Baa2/BBB/BBB              3.28%              0.80%

Series 3

A                    (GBP)752,100,000             Aaa/AAA/AAA               4.81%              0.16%

B                    (GBP)38,900,000               Aa3/AA/AA                4.97%              0.32%

M                    (GBP)26,500,000                 A2/A/A                 5.12%              0.47%

C                    (GBP)48,500,000              Baa2/BBB/BBB              5.50%              0.85%
----------------------------------------------------------------------------------------------------------



Credit Enhancement

-------------------------------------------------------------------------------------------------------------------
                                                                                        % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                        (GBP)183,658,635              7.16%

Class C Notes ((GBP) Equivalent)                              (GBP)128,323,261              5.00%
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                                                          % of Funding Share

Class B and M Notes ((GBP) Equivalent)                        (GBP)183,658,635              1.15%

Class C Notes ((GBP) Equivalent)                              (GBP)128,323,261              0.80%
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Granite Mortgages 04-2 Reserve Fund Requirement               (GBP)44,900,000               0.28%

Balance Brought Forward                                       (GBP)44,900,000               0.28%

Drawings this Period                                              (GBP)0                    0.00%

Excess Spread this Period                                     (GBP)3,464,649                0.02%

Funding Reserve Fund Top-up this Period*                      -(GBP)3,464,649              -0.02%

Current Balance                                               (GBP)44,900,000               0.28%
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                      (GBP)131,017,219               0.82%

Funding Reserve %                                                   1.0%                       NA
-------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.



Notes     Granite Mortgages 04-3 plc

------------------------------------------------------------------------------------------------------------
                         Outstanding                 Rating               Reference Rate         Margin
                                                Moodys/S&P/Fitch

Series 1

A1                           $0                   Aaa/AAA/AAA                 4.56%               0.06%

A2                      (EUR) 0.00               Aaa/AAA/AAA                  2.55%               0.07%

A3                     $1,110,160,529             Aaa/AAA/AAA                 4.60%               0.10%

B                       $52,657,242                Aa3/AA/AA                  4.66%               0.16%

M                       $27,929,686                 A2/A/A                    4.77%               0.27%

C                       $55,770,423              Baa2/BBB/BBB                 5.09%               0.59%

Series 2

A1                      $713,700,000              Aaa/AAA/AAA                 4.64%               0.14%

A2                    (EUR)800,150,000           Aaa/AAA/AAA                  2.62%               0.14%

B                     (EUR)74,400,000             Aa3/AA/AA                   2.76%               0.28%

M                     (EUR)57,900,000               A2/A/A                    2.85%               0.37%

C                     (EUR)139,050,000            Baa2/BBB/BBB                3.28%               0.80%

Series 3

A1                   (GBP)411,250,000             Aaa/AAA/AAA                4.83%               0.18%

A2                   (GBP)600,000,000             Aaa/AAA/AAA                5.515%        Fixed until 09/2011

B                    (GBP)54,350,000               Aa3/AA/AA                 5.00%               0.35%

M                    (GBP)42,250,000                 A2/A/A                  5.10%               0.45%

C                    (GBP)99,450,000              Baa2/BBB/BBB               5.53%               0.88%
------------------------------------------------------------------------------------------------------------



Credit Enhancement

--------------------------------------------------------------------------------------------------------------------
                                                                                         % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                             (GBP)231,777,394           7.65%

Class C Notes ((GBP) Equivalent)                                   (GBP)225,417,250           7.44%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                            % of Funding Share

Class B and M Notes ((GBP) Equivalent)                             (GBP)231,777,394           1.45%

Class C Notes ((GBP) Equivalent)                                   (GBP)225,417,250           1.41%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Granite Mortgages 04-3 Reserve Fund Requirement                     (GBP)48,000,000           0.30%

Balance Brought Forward                                             (GBP)48,000,000           0.30%

Drawings this Period                                                    (GBP)0                0.00%

Excess Spread this Period                                            (GBP)3,908,620           0.02%

Funding Reserve Fund Top-up this Period*                             (3,908,620)             -0.02%

Current Balance                                                     (GBP)48,000,000           0.30%
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                            (GBP)131,017,219           0.82%

Funding Reserve %                                                          1.0%                  NA
--------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.



Notes     Granite Master Issuer plc - Series 2005-1

-----------------------------------------------------------------------------------------------------------
                        Outstanding                   Rating            Reference Rate         Margin
                                                  Moodys/S&P/Fitch

Series 1

A1                      $342,857,000                Aaa/AAA/AAA               4.61%              0.04%

A2                   (EUR) 428,571,000             Aaa/AAA/AAA                2.52%              0.04%

A3                      $1,100,000,000              Aaa/AAA/AAA               4.58%              0.08%

A4                      $1,100,000,000              Aaa/AAA/AAA               4.60%              0.10%

A5                   (EUR) 1,500,000,000           Aaa/AAA/AAA                2.57%              0.09%

A6                   (GBP)750,000,000             Aaa/AAA/AAA                 4.77%              0.12%

B1                      $60,500,000                  Aa3/AA/AA                4.63%              0.13%

B2                   (EUR) 80,000,000               Aa3/AA/AA                 2.67%              0.19%

B3                   (GBP)55,000,000               Aa3/AA/AA                  4.84%              0.19%

M1                      $65,000,000                    A2/A/A                 4.73%              0.23%

M2                   (EUR) 79,000,000                 A2/A/A                  2.76%              0.28%

M3                   (GBP)55,000,000                 A2/A/A                   4.93%              0.28%

C2                   (EUR) 139,000,000             Baa2/BBB/BBB               3.041%             0.56%

C3                   (GBP)60,000,000              Baa2/BBB/BBB                5.21%              0.56%
-----------------------------------------------------------------------------------------------------------



Notes     Granite Master Issuer plc - Series 2005-2

-----------------------------------------------------------------------------------------------------------
                        Outstanding                   Rating            Reference Rate         Margin
                                                  Moodys/S&P/Fitch

Series 1

A1                      $507,092,947.00             Aaa/AAA/AAA               4.61%             0.04%

A2                   (GBP)104,019,066.00          Aaa/AAA/AAA                 4.62%             0.05%

A3                   (EUR) 343,262,918.00          Aaa/AAA/AAA                2.65%             0.05%

A4                      $800,000,000.00             Aaa/AAA/AAA               4.85%             0.08%

A5                   (EUR) 800,000,000.00          Aaa/AAA/AAA                2.74%             0.14%

A6                     $1,250,000,000.00            Aaa/AAA/AAA               4.90%             0.13%

A7                   (GBP)530,200,000.00          Aaa/AAA/AAA                 4.73%             0.16%

A8                   (GBP)250,000,000.00          Aaa/AAA/AAA                 4.73%             0.16%

B1                       $90,000,000.00              Aa3/AA/AA                4.91%             0.14%

B2                   (EUR) 62,000,000.00            Aa3/AA/AA                 2.80%             0.20%

B3                   (GBP)35,100,000.00            Aa3/AA/AA                  4.77%             0.20%

M1                      $95,000,000.00                A2/A/A                  5.01%             0.24%

M2                   (EUR) 70,000,000.00             A2/A/A                   2.90%             0.30%

M3                   (GBP)28,100,000.00             A2/A/A                    4.89%             0.32%

C1                      $90,000,000.00              Baa2/BBB/BBB              5.27%             0.50%

C2                   (EUR) 131,700,000.00          Baa2/BBB/BBB               3.15%             0.55%
-----------------------------------------------------------------------------------------------------------



Notes     Granite Master Issuer plc - Series 2005-3

-----------------------------------------------------------------------------------------------------------
                        Outstanding                   Rating            Reference Rate         Margin
                                                  Moodys/S&P/Fitch

Series 1

A1                   $1,000,000,000.00              Aaa/AAA/AAA               4.53%             -0.04%
-----------------------------------------------------------------------------------------------------------


Notes     Granite Master Issuer plc - Series 2005-4

-----------------------------------------------------------------------------------------------------------
                        Outstanding                   Rating            Reference Rate         Margin
                                                  Moodys/S&P/Fitch

Series 1

A1                     $929,112,271.00             Aaa/AAA/AAA                4.60%              0.03%

A2                   (EUR) 391,946,253.00         Aaa/AAA/AAA                 2.644%             0.04%

A3                      $996,600,000.00            Aaa/AAA/AAA                4.84%              0.07%

A5                   (EUR) 1,357,300,000.00       Aaa/AAA/AAA                 2.70%              0.10%

A6                   (GBP)815,400,000.00         Aaa/AAA/AAA                  4.69%              0.12%

B1                      $72,500,000.00              Aa3/AA/AA                 4.89%              0.12%

B2                       $38,500,000.00             Aa3/AA/AA                 4.95%              0.18%

B3                   (GBP)19,000,000.00           Aa3/AA/AA                   4.75%              0.18%

B4                   (EUR) 56,900,000.00           Aa3/AA/AA                  2.78%              0.18%

M1                      $64,700,000.00               A2/A/A                   4.99%              0.22%

M2                      $36,300,000.00               A2/A/A                   5.05%              0.28%

M3                   (GBP)30,000,000.00            A2/A/A                     4.85%              0.28%

M4                   (EUR) 51,000,000.00            A2/A/A                    2.88%              0.28%

C1                      $80,400,000.00            Baa2/BBB/BBB                5.20%              0.43%

C2                      $44,600,000.00            Baa2/BBB/BBB                5.32%              0.55%

C3                   (GBP)10,000,000.00         Baa2/BBB/BBB                  5.12%              0.55%

C4                   (EUR) 76,100,000.00         Baa2/BBB/BBB                 3.15%              0.55%
-----------------------------------------------------------------------------------------------------------


Notes     Granite Master Issuer plc - Series 2006-1

-----------------------------------------------------------------------------------------------------------
                        Outstanding                   Rating            Reference Rate         Margin
                                                  Moodys/S&P/Fitch

Series 1

                                                    A-1+/P-1/F1+
A1                      $776,100,000.00             Aaa/AAA/AAA               4.54%              -0.03%

A2                   (EUR) 871,500,000.00          Aaa/AAA/AAA                2.606%              0.04%

A3                   (GBP)200,000,000.00          Aaa/AAA/AAA                 4.63%               0.04%

A4                     $1,125,000,000.00            Aaa/AAA/AAA               4.70%               0.04%

A5                     $1,552,000,000.00            Aaa/AAA/AAA               4.73%               0.07%

A6                   (EUR) 1,900,000,000.00        Aaa/AAA/AAA                2.67%               0.10%

A7                   (GBP)400,000,000.00          Aaa/AAA/AAA                 4.71%               0.12%

A8                   (GBP)950,000,000.00          Aaa/AAA/AAA                 4.71%               0.12%

B1                       $91,200,000.00              Aa3/AA/AA                4.79%               0.13%

B2                       $84,100,000.00              Aa3/AA/AA                4.83%               0.17%

B3                   (GBP)25,000,000.00            Aa3/AA/AA                  4.77%               0.18%

B4                   (EUR) 94,500,000.00            Aa3/AA/AA                 2.75%               0.18%

M1                       $81,400,000.00               A2/A/A                  4.89%               0.23%

M2                       $79,200,000.00               A2/A/A                  4.95%               0.29%

M3                   (GBP)33,500,000.00             A2/A/A                    4.89%               0.30%

M4                   (EUR) 97,700,000.00             A2/A/A                   2.87%               0.30%

C2                      $132,400,000.00            Baa2/BBB/BBB               5.26%               0.60%

C3                   (GBP)44,200,000.00          Baa2/BBB/BBB                 5.19%               0.60%

C4                   (EUR) 129,000,000.00         Baa2/BBB/BBB                3.17%               0.60%
-----------------------------------------------------------------------------------------------------------



Credit Enhancement

-----------------------------------------------------------------------------------------------------------------------
                                                                                            % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                             (GBP)1,161,274,593           6.51%

Class C Notes ((GBP) Equivalent)                                    (GBP)634,305,141            3.56%
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                                             % of Funding 2 Share

Class B and M Notes ((GBP) Equivalent)                             (GBP)1,161,274,593           7.03%

Class C Notes ((GBP) Equivalent)                                    (GBP)634,305,141            3.84%
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Programme Reserve Required Percent                                                              1.65%

Programme Reserve Required Amount                                   (GBP)294,325,000            1.78%

Balance Brought Forward                                             (GBP)294,325,000            1.78%

Drawings this Period                                                       0                    0.00%

 *Additions this period                                                  (GBP)0                 0.00%

Current Balance of Funding 2 & Granite Master Issuer Reserve Fund   (GBP)294,325,000            1.78%

Excess Spread this Period                                            (GBP)8,416,968             0.05%
-----------------------------------------------------------------------------------------------------------------------


Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)11 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)11 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.

Excess spread is defined, in any month as cash received from Granite Mortgages Trust in that month plus bank interest due to Funding and Funding 2 and the Issuer/Master Issuer in that month plus/minus amounts due under the basis rate swap agreement less bond interestdue for floating GBP bonds and amounts due to swap counterparties for currency bonds and Fixed Rate GBP bonds.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                    GRANITE MASTER ISSUER PLC

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By:  /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:  April 21, 2006

                                    GRANITE FINANCE FUNDING 2
                                    LIMITED

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By: /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:  April 21, 2006

                                    GRANITE FINANCE TRUSTEES
                                    LIMITED

                                      By:

                                    By: /s/ Daniel Le Blancq
                                        --------------------------------------
                                    Name:   Daniel Le Blancq
                                    Title:  Director

Date:  April 21, 2006